Exhibit 99.1

Syneron™
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CANDELA®
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CONFIDENTIAL

CREATING A LEADING GLOBAL
AESTHETIC DEVICE COMPANY

September 2009

SAFE HARBOR FOR FORWARD-LOOKING
STATEMENTS

Statements in this document regarding the proposed transaction between Candela Corporation and Syneron Medical Ltd., including, without limitation, the expected timetable for completing the transaction, statements related to the anticipated consummation of the proposed combination of Candela Corporation and Syneron Medical Ltd., the benefits of the proposed combination, the future financial performance of Syneron Medical Ltd. after the proposed combination, and any other statements regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions)
should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of each of
Candela Corporation and Syneron Medical Ltd. to satisfy the closing conditions and consummate the transaction, including obtaining the approval of the transaction by Candela Corporation’s stockholders; the risk that the businesses may not be integrated successfully; the risk that the transaction may involve unexpected costs or unexpected liabilities; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the transaction make it more difficult to maintain relationships with customers, employees, or suppliers; and the other risks set forth in Candela Corporation and Syneron Medical Ltd.’s most recent Annual Report on Form 10-K and Form 20-F, respectively, as well as the other factors described in the filings that Candela Corporation and Syneron Medical Ltd. make with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Candela Corporation and Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Candela Corporation and/or Syneron Medical
Ltd. as of the date of this document.  Candela Corporation and Syneron Medical Ltd. anticipate that subsequent events and developments will cause their expectations and beliefs to change.  However, while Candela Corporation and Syneron Medical
Ltd. may elect to update these forward-looking statements publicly in the future, they specifically disclaims any obligation to do
so.  The forward-looking statements of Candela Corporation and/or Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions, including the Merger, that may be undertaken.  These forward-looking statements should not be relied upon as representing Candela Corporation or Syneron Medical Ltd.’s views as of any date after the date of this document.

SECURITIES AND EXCHANGE COMMISSION
REGULATION FD

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the combination of Syneron Medical Ltd. and Candela Corporation pursuant to an Agreement and Plan of
Merger (the “Merger”), Syneron Medical Ltd. will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Candela Corporation and a prospectus of Syneron Medical Ltd.
and other relevant materials in connection with the proposed transactions.  Candela Corporation will file the same proxy statement/prospectus with the SEC as well as mail it to Candela Corporation stockholders.  Candela Corporation and Syneron
Medical Ltd. urge investors and security holders to read the proxy statement/prospectus and the other relevant material when they become available because these materials will contain important information about Candela Corporation, Syneron Medical
Ltd. and the proposed transaction.  The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, free copies of the documents filed with the SEC by Candela Corporation will be available on the investor relations portion of Candela Corporation’s website at www.candelalaser.com.  Free copies of the documents filed with the SEC by
Syneron Medical Ltd. will be available on the investor relations portion of Syneron Medical Ltd.’s website at www.syneron.com.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE
OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT
DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

Candela Corporation, Syneron Acquisition Sub, Inc., Syneron Medical Ltd. and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Candela Corporation in connection with the Merger.  Information about those executive officers and directors of Candela Corporation and their ownership of Candela
Corporation common stock is set forth in Candela Corporation’s proxy statement, which was filed with the SEC on November 12,
2008 and is supplemented by other public filings made, and to be made, with the SEC.  Information about those executive officers and directors of Syneron Medical Ltd. is set forth in Syneron Medical Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on March 24, 2009 and is
supplemented by other public filings made, and to be made, with the SEC.  Investors and security holders may obtain additional information regarding the direct and indirect interests of Candela Corporation, Syneron Acquisition Sub, Inc., Syneron Medical
Ltd. and their respective executive officers and directors in the Merger by reading the proxy statement/prospectus and the other filings and documents referred to above.

TODAY’S PRESENTERS

Lou Scafuri                                                                      Chief Executive Officer of Syneron

Gerard Puorro                                                         Chief Executive Officer of Candela

Fabian Tenenbaum                                    Chief Financial Officer of Syneron

INVESTMENT HIGHLIGHTS

Combination of Syneron and Candela creates a leading global aesthetic device company

Comprehensive product portfolio

Syneron’s proprietary elôs (electrical-optical synergy) technology: RF + laser/light

Candela: Pioneer in laser and light-based technologies for nearly 40 years

Balanced mix between “core” and “non-core” physicians

Best worldwide distribution and support network

Sales in 86 countries

>60% of revenue from international markets

Direct sales reps and independent distributors

Direct operations 11 countries

Attractive financial profile

Approximately $186 million revenue proforma TTM

Strong balance sheet: $240 million in cash / no debt

Meaningful recurring revenue in future through service and consumables

TRANSACTION OVERVIEW

Candela shareholders will receive 0.2911 ordindary shares of Syneron for each share of Candela common stock

Syneron to issue 6.7 million shares

Represents $2.84 per share considerations—51% premium to prior close(1)

Total consideration of approximately $65 million(1)

Fixed Exchange ratio

Pro Forma Ownership

Syneron shareholders: 80%

Candela shareholders: 20%

Management / Board:

CEO Lou Scafuri and CFO Fabian Tenenbaum

Management comprised of executives from each organization

Candela CEO Gerard Puorro to join Syneron Board of Directors

Syneron and Candela brand names maintained

Expected to close by year-end 2009(2)

_____________

(1)   Based on 9/8/09 Syneron and Candela closing stock prices.

_____________

(2)   Estimate based on necessary regulatory approvals

CAGR = 50% (1997-2008)
# of Procedures (millions)

Confidential

ATTRACTIVE MARKET OPPORTUNITY

While there is a short term decrease in
procedures from 2007 to 2008 (10%) there is
significant increase since 1997

Americans spent $11.8 billion in 2008 on
non-surgical procedures

Favorable demographics

Baby boomers still turning 50

70% of aesthetic procedures patients earn
>$50,000 annually

Deteriorating business model for physicians
under pressure from insurance

Safer and easier-to-use technology opens up
market to emerging medical specialties and
non-medical professionals (OUS)

100% private pay

Increasing public awareness and acceptance of non-invasive aesthetic procedures

_____________

Source: American Society for Aesthetic Plastic Surgery (ASAPS) 2008 Insight / Windover 2006, ASDS 2007 MedTech.

Non-Invasive Aesthetic Procedure Growth

1.1

6.4

9.3

9.6

8.6

0.0

2.0

4.0

6.0

8.0

10.0

1997

2003

2006

2007

2008

AESTHETIC PROBLEMS OF THE HUMAN SKIN

Skin texture

Wrinkle

Acne

Pigmented lesions

Hair

Vascular lesions

Cellulite and fat

Epidermis

Dermis

Subdermal Fat

& Collagen

GentleYAG

elight™

VelaShape™

AlexTriVantage

GentleLASE

elaser™

ematrix™

GentleMax

emax™

QuadraLASE™

Perfecta

LipoLite™

Syneron™

CANDELA

Confidential

Best-In-Class Products

COMPREHENSIVE PRODUCT PORTFOLIO

Body Treatments

Body Contouring

Cellulite Reduction

Laser-Assisted Lipolysis

Hair Removal

Leg Veins / Vascular

Tattoo / Pigment Removal

Facial Treatments

Fractional skin Treatment

Ablative

Non-Ablative

Wrinkle Reduction

Skin Rejuvenation

Skin Tightening

Acne Treatment

ematrix™

LipoLite™

VelaShape™

Syneron™
Confidential
CANDELA®

SYNERON RECENT PRODUCT LAUNCHES

A New Paradigm in Skin Rejuvenation

World’s first RF-only fractional ablative technology

FDA cleared for fractional ablative skin resurfacing

Fastest growing facial segment

Unique procedure positioning for “core” market—Sublative Rejuvenation™

Cone / column vs pyramid

Low epidermal disruption with high dermal remodeling

Disposable tip for patient safety and comfort

Matrix RF upgrade path to eSeries

Syneron’s first device for laser-assisted liposys minimally invasive fat destruction

Provided patients lasting results and little downtime

New single-use disposable filter

VelaShape II: Second Generation System

Cleared by FDA for circumferential reduction

Clinical trial: Reduction of up to 3 inches

Requires only 4 treatments to achieve significant cellulite and circumferential reduction

Disposable applicators (specific for treatment area)

AlexTriVantage

GentleMax

QuadraLASE

Syneron™

Confidential

CANDELA®

Complete solution for tattoo removal across the color spectrum and pigmented lesions

Enhances results of fractional & skin rejuvenation txs

Unique Laser Pumped Laser (LPL) technology

Integrated treatment workstation

Multi-laser capability

Unique Dynamic Cooling Device (DCD)

     Maximum Performance – dual spots

     Valued priced - no disposables

     QuadraSCAN

CANDELA RECENT PRODUCT LAUNCHES

INNOVATIVE DIFFERENTIATED TECHNOLOGIES

Combination of light, conducted RF and surface cooling

Light preheats target and increases its conductivity

RF selectively heats targets which were preheated by light

Light

Selectivity

Strongly scattered and reflected by skin

Maximum skin penetration: 2–3 mm

RF

Heats up everything

No selectivity

No scattering of reflection

All energy is absorbed by skin

Penetration unlimited

Controlled by electrode architecture (bipolar RF)

Case Study: elôs

ADVANTAGES OF ELÔS STECHNOLOGY

Medical

Significantly enhanced safety

Superior, repeatable results

Broader range of applications

Marketing / Business model

Low cost of ownership and attractive ROI

Guaranteed depot service

Profitability

Significantly lower COGs

Lower cost for service & maintenance

46%
54%
31%
69%
57%
43%
52%
48%
40%
60%
2007
2009
Fiscal Year June
2007
1H 2009
Fiscal Year December
Pro Forma
International
North America

Syneron™

CANDELA

Confidential

GLOBAL DISTRIBUTION FOOTPRINT

Candela

Syneron

Combined

+

=

BALANCED PENETRATION OF KEY CUSTOMER
SEGMENTS

*

*

*

*

*

*

_____________

Source: Addressable market  based on management assessment

* US market data only

Segment

#Worldwide

Combined

Medical

P

rofessionals

“Core” (Dermatologists

and plastic surgeons)

50,000

20%

–

25%

58%

55%

“Non

-

Core” (GPs, Ob

Gyn, Internists, Medi

S

pas

Chains

)

400,000

75%

–

80%

32%

45%

Premium Aestheticians /

Non

-

Med Spa Ch

ains

500,000

Total Global

Addressable M

arket

~1,000,000

WELL POSITIONED FOR GROWTH

Momentum from 6 major platform launches in last 18 months

Body shaping product line extensions

Sublative Rejuvenation™

Fractional ablative resurfacing

Multi-color tattoo removal

Hair removal line extensions

Cross-selling opportunities where appropriate

Syneron products through Candela

Candela products though Syneron “non-core” physician market distribution

Candela and Syneron brands maintained

New Markets / Applications

Home use (Proctor & Gamble strategic partnership)

Other aesthetic initiatives - Skin Whitening

Dental – Teeth Whitening

FINANCIAL STRENGTH

$240 million cash, no debt

Recent dramatic operating expense reductions given macroeconomic conditions

Recurring revenue from service and consumables

Profitable business and accretive transaction post-integration as environment normalizes

Leadership*
(Ranked by TTM Revenue)

Revenue ($MM)

1.  Syneron / Candela

$186

2.  Solta

107

3.  Cynosure

99

4.  Palomar

71

5.  Cutera

63

6 . Iridex

45

*Based on US publically traded companies only;  For example there are no privately held companies, home use companies,  dental companies, aesthetic topicals/ Cosmeceuticals companies, foreign-exchange listed companies, etc.

SUMMARY

A Leading global aesthetic device company

Most comprehensive product portfolio

Best worldwide distribution network with sales in 86 countries

Well established brand names

Reputation for quality, efficacy and unparalleled customer support

Rich product pipeline in fastest growing market segments

Balanced revenue mix

“Core” (55%) vs. “Non-Core” (45%) physicians

International (60%) vs. North America (40%)

Attractive financial profile

Approximately $186 million revenue proforma TTM

Strong balance sheet: $240 million in cash / no debt

Meaningful recurring revenue in future through service and consumables

Syneron / Candela merger to be completed by year-end 2009